SEC FILE NUMBER: 001-38734

CUSIP NUMBER: G9T19C 105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One )	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – registrant information

Weidai Ltd.

Full Name of Registrant

Former Name if Applicable

Hongxin Science and Technology Park, No. 668, Jianshe 3rd Road

Address of Principal Executive Office (Street and Number)

Xiaoshan District, Hangzhou, Zhejiang Province, People’s Republic of China 311215

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The compilation and review of the information required to be presented in the Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”) has imposed time constraints that have rendered timely filing of the Form 20-F impracticable without undue hardship and expense to Weidai Ltd. (the “Registrant”). As a result, the Registrant is still in the process of compiling required information to complete the 2022 Form 20-F. Its audit committee of the board of directors and independent registered public accounting firms require additional time to complete their review of the financial statements for the fiscal year ended December 31, 2022.

The Registrant is working diligently to file the 2022 Form 20-F as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Feng Chen	+86	0571-56970912
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has made a preliminary determination of the results of operations, which are subject to change prior to filing the annual report on Form 20-F.

The Registrant’s total revenue for the year ended December 31, 2022 was approximately RMB278.7 million, representing a 60.6% decrease from RMB707.5 million for the year ended December 31, 2021. The decrease in the Registrant’s total revenue was primarily due to the decrease in loan service fees as a result of maturity of remaining outstanding loans and as the Registrant ceased to offer new loans to borrowers since July 2020. Due to the decrease in total revenue, the Registrant recorded loss from operations and net loss for the year ended December 31, 2022. The Registrant is in the process of finalizing its financial statements. Notwithstanding the result of its determination, the Registrant expects to have significant decreases in the results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Weidai Ltd.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Weidai Ltd.

By:	/s/ Feng Chen
Name:	Feng Chen
Title:	Chief Financial Officer

Date: May 2, 2023